Mail Stop 6010

July 6, 2005

Mr. Larry D. Keys
President and Chief Executive Officer
GBC Bancorp Inc.
165 Nash St.
Lawrenceville, GA  30045

**Re:    GBC Bancorp Inc.**
          **Form 10-KSB for December 31, 2004**
          **Filed March 23, 2005**
          **Form 10-QSB for March 31, 2005**
          **File No. 0-50265**

Dear Mr. Keys:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Cash Flow Statement

1.      You have recognized significant gains on loan sales however you do not present the amount of proceeds from loan sales.  Revise the statement of cash flows to present separately 1) originations of, and 2) proceeds from sales of loans held for sale as operating cash flows.  Revise Form 10-K for December 31, 2004 and Form 10-Q for March 31, 2005.  In addition, loans held for sale should be reported separately on the balance sheet.

2.      Explain why gains on sale of loans is not presented as a reconciling item when reconciling net income to cash provided by operations in the cash flow statement for the quarter ended March 31, 2005.

3.      The line item captioned "net other operating activities" in the 2004 cash flow
        statement is significant.  Disaggregate this line further.  Explain significant
        changes in line items from year to year in MD&A.

Management's Discussion and Analysis

4.      MD&A does not explain the reasons for changes in financial statement line items
        but merely repeats the change reported in the financial statements.  Revise
        MD&A to fully explain the underlying reasons, quantifying each separately, for
        each factor causing a change in for example, revenue and expense.

                                        * * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •    staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •    the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Lisa Vanjoske at 202-551-3614 or me at 202-551-3679 with questions regarding the comments.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant